EXHIBIT 99.5



                             KELLER & COMPANY, INC.
                        FINANCIAL INSTITUTION CONSULTANTS
                              555 METRO PLACE NORTH
                                    SUITE 524
                               DUBLIN, OHIO 43017
                                 (614) 766-1426
                               (614) 766-1459 FAX



July 2, 2001



Mr. Dennis M. Terry
President
Clover Leaf Bank, Savings Bank
200 E. Park Avenue
Edwardsville, Illinois 62065

Re:  Business Plan Proposal

Dear Mr. Terry:

This letter represents our proposal to prepare a complete Business Plan ("Plan") for Clover Leaf Bank, Savings Bank ("Clover Leaf" or the "Bank") to fulfill the requirements of the Federal Deposit Insurance Corporation ("FDIC") and the applicable state division of banks ("Division") relating to the Bank's stock conversion. The Plan will focus on Clover Leaf's new three-year pro formas, the conversion impact on Clover Leaf and the planned use of proceeds.

Keller & Company is experienced in preparing business plans for filing with and approval by all regulatory agencies. We prepared thirty-two business plans in 1998, thirty-three in 1999 and thirty-one in 2000, and all have been approved. Clover Leaf' s Plan will be based on the format provided in the attached Exhibit
A. We will prepare the three-year pro formas and each discussion section in accordance with regulatory requirements and based on your input. Our objective is to ensure that the Bank's Business Plan is in compliance with all applicable requirements, and that management and directorate are knowledgeable of and comfortable with the assumptions, commitments and projections contained in the Plan, making the Plan useful for the future. We have filed numerous Business Plans with the FDIC.

Exhibit B provides a sample set of typical pro formas. Clover Leaf's pro formas will incorporate the most current interest rate projections available. Our procedure is to request key financial information, including Call Reports, investment portfolio mix, recent lending activity, savings activity, costs and yields and other data from Clover Leaf. Based on a review of this information, I will then meet with management to discuss the Bank's plans and expectations for the remainder of 2001, 2002, 2003 and 2004, focusing on such items as use of proceeds, deposit growth expectations, loan origination projections, secondary market activity, new products and services, increases in general valuation allowance, new branches, capital improvements, increases in fixed assets, investment strategy, increases in board fees and total compensation, etc. We will then prepare financial projections tying the beginning figures to Clover Leaf's June 30, 2001 balances,

Mr. Dennis M. Terry
July 2, 2001
Page 2


incorporating the Bank's current yields on interest-earning assets and your current costs of interest-bearing liabilities. Assets and liabilities will be repriced based on their maturity period, with such items tied to rate indices and their yields and costs adjusting based on interest rate trends. The projections will be based on Clover Leaf's actual performance in 2000 and year-to-date 2001, in conjunction with the input from discussions with management. We can introduce numerous scenarios for internal use as part of the preparation of the business plan to show the impact of alternative strategies and the impact of proceeds at any other levels rather than the midpoint as required by FDIC.

With each set of pro formas, we will send Clover Leaf a discussion summary of the assumptions for easy review and comments (Exhibit C). After you review the pro formas, we will make any adjustments that are required. When the pro formas are complete, we will provide the final pro forma financial statements, as well as pro formas for the holding company (Exhibit D).

With regard to the Business Plan text, we will complete each section in draft form for your review, and revise each section based on management's comments and requests. We will also send a copy to Clover Leaf's counsel for their input and comments. The Plan will be in full compliance with all regulatory requirements. We also prepare a quarterly comparison chart each quarter after the conversion for presentation to the board, showing the quarterly variance in actual performance relative to projections and provide comments on the variance, at no charge.

Our fee for the preparation of the Business Plan text and pro formas is a flat fee of $6,000, including out-of-pocket expenses.

I look forward to possibly working with the Bank and its management and would be pleased to meet to discuss our proposal and review samples of our work.

Sincerely,

KELLER and COMPANY, INC.

/s/ Michael R. Keller

Michael R. Keller
President


MRK:jmm
enclosure

Accepted this  1st  day of  August  , 2001.
             -------      ----------


/s/ Dennis M. Terry

Dennis M. Terry
President